China Du Kang Co., Ltd.

Town of Dukang, Baishui County A-28,Van Metropolis,#35 Tangyan Road, Xi'an, Shaanxi, PRC, 710065	2840 Highway 95 Alt. S, Suite 7 Silver Springs, NV 89129

March 12, 2012

John Reynolds and Pamela Howell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  China Du Kang Co., Ltd.
Amendment No. 10 to Form 10
Filed March 12, 2012
File No. 000-53833
Amendment No. 3 to Form 10-K For Fiscal Year Ended
December 31, 2010
Amendment No. 3 to Form 10-K For Fiscal Year Ended
December 31, 2009

Dear Mr. Reynolds and Ms Howell:

Based upon the Staff’s review of the above-referenced Form 10-12g, Amendment 10 and Amendment No. 3 to Forms 10-K of China Du Kang Co., Ltd., a Nevada corporation (the “Company”) for 2009 and 2010, the Commission issued a comment letter dated March 5, 2012. The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.  Please file exhibits 10.45 and 10.46 in their entirety.

Response: We have refilled exhibits 10.45 and 10.46. We have added the property list referenced in 10.46. As communicated previously, exhibit 10.45 refers to an appendix but the appendix does not appear in the original document. To eliminate confusion, we have added an appendix to the exhibit and marked it as “(Blank) to indicate that it is blank in the original.

Form 10-K/A for Fiscal Year Ended December 31, 2010

2.  We reissue comment three from our letter dated November 22, 2011. Please amend your 10-K for the years ended 2009 and 2010 provide all appropriate  signatures.

Response: We have filed amendments to the 10-K for years ended 2009 and 2010 with appropriate  signatures.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

	By:	/s/ Wang Youngsheng
Wang Youngsheng

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